Press Release dated July 7, 2003

Call-Net Enterprises subsidiary AlternaCall Inc. enters into an agreement to acquire the assets of Mosaic Performance Solutions Canada

Acquisition broadens AlternaCall’s channels to the consumer market and further strengthens its private label consumer business

en Français

(TORONTO, ON), July 7, 2003 — AlternaCall Inc., a subsidiary of Call-Net Enterprises Inc., (TSX: FON, FON.B), a national provider of residential and business telecommunications services, today announced that it has entered into an agreement to acquire the assets of Mosaic Performance Solutions Canada (MPS Canada) a private label consumer services company, from its parent Mosaic Group Inc. The transaction is valued at $14.25 million plus an additional amount for working capital.

MPS Canada resells long distance service through consumer services companies who wish to complement their own product offerings to their existing customers. MPS Canada provides end-to-end solutions that include acquisition, integrated billing and customer relationship management services. The Company’s major clients include CIBC Card Products, Canada’s largest credit card company and EastLink, Canada’s first cable operator providing local telephone services. The company also sells long distance service under the Watchdog brand in Ontario.

“The acquisition of MPS Canada is in line with our strategy of adding new channels to market which leverage our existing infrastructure,” said Bill Linton, president and chief executive officer, Call-Net. “This transaction adds approximately 100,000 long distance customers to our base, increases traffic on our national network, and strengthens our private label line of business.”

In addition to being a leading private label reseller of long distance service, MPS Canada pioneered the rate and compare billing technology which automatically selects the lowest long distance rates matched to the customer’s calling patterns, thus eliminating the need to monitor and switch between competing telecommunication companies.

“We intend to offer other residential products to this customer base including our competitive local residential service,” added Linton.

Under the terms of the transaction, most existing supplier agreements will remain in place. MPS Canada’s personnel will become employees of AlternaCall when the transaction closes. Michael Skea will continue as general manager. The business name will be changed to E-Force and will operate as a division of AlternaCall. The transaction will close following court approval, which is required as part of the Companies’ Creditors Arrangement Act (CCAA) process under which the MPS Canada assets are being sold by Mosaic Group Inc.

AlternaCall Inc., a wholly owned subsidiary of Call-Net, provides various alternative call products and services to the Canadian consumer including Buck-a-Call, 1-800-HI-ITS-ME and 101-55-66.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to households and businesses. It provides services primarily through its wholly owned subsidiary, Sprint Canada Inc. Call-Net Enterprises and Sprint Canada are headquartered in Toronto and own and operate an extensive national fibre network with over 134 co-locations in nine Canadian metropolitan markets. For more information visit www.callnet.ca and www.sprint.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information
Media contact: Karen O’Leary Corporate Communications (416) 718-6445 koleary.sprint-canada.com	Investor Relations contact: Farzana Giga Investor Relations (416) 718-6251 farzana.giga@sprint-canada.com